International Western Petroleum, Inc.
5525 N. MacArthur Boulevard, Suite 280
Irving, TX 75038

November 17, 2014

Via EDGAR

H. Roger Schwall, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: International Western Petroleum, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 10, 2014

File No. 333-196492

Dear Mr. Schwall:

We are in receipt of your comment letter dated September 24, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 1 to Registration Statement on Form S-1

Description of Business, page 22

Rationale, page 22

1.	We note your response to our prior comment 11, and your revised disclosure. Please disclose the basis for management’s belief that the wells that can be drilled in the prospective leases will have the capacity to produce up to 100 barrels of oil per day per well.

RESPONSE: We have revised this section to disclose the following:

The basis for management’s belief that the wells that can be drilled in the prospective leases will have the capacity to produce up to 100 barrels of oil per day per well is due to our recent studies of the general areas where we are prospecting the said projects. We have obtained historic production of certain locations from the Railroad Commission of Texas (“Texas RRC”), the state regulatory agency that regulates the oil and gas industry in Texas. According to information from the Texas RRC and from informational products developed by Drillinginfo, Inc., some oil wells in the Ellenberger pay zone at approximately 4,500 feet to 5,000 feet in depth have produced up to an average of 100 barrels per day at the Initial Production (“IP”) of the primary production stage. Please find below some IP data that lists: BOPD (Barrels of Oil per Day) and TD (Total Depth) from neighboring wells in Coleman County. These wells are within 3.5 miles of the location of the Bend Arch Lion project:

1)	J & R Petroleum (RRC# 083-36041): 85 BOPD, 250 MCF/Day – Ellenberger Formation – 4,664 feet TD, drilled in 1981;

H. Roger Schwall

Securities and Exchange Commission

November 17, 2014

2)	Hrubetz Oil Co. (RRC# 399-33123): 305 BOPD, No Gas – Ellenberger Formation – 4,750 feet TD, drilled in 1983;
3)	Hrubetz Oil Co. (RRC# 399-33169): 135 BOPD, No Gas – Ellenberger Formation – 5,588 feet TD, drilled in 1983;
4)	Nova Exploration (RRC# 083-34177): 120 BOPD, 230 MCF/Day – Ellenberger Formation – 4,600 feet TD, drilled in 1984;
5)	De Prange Oil Co. (RRC# 083-32089): 15 BODP, 1,000 MCF/Day – Gray Sand Formation – 3789 feet TD, drilled in 1980; and
6)	De Prange Oil Co. (RRC# 083-31929): 17 BODP, 400 MCF/Day – Gray Sand Formation – 3760 feet TD Drilled in 1980.

Directors, Executive Officers, Promoters and Control Persons, page 30

2.	We note your response to our prior comment 17 and your related revisions to the biographies of management on page 31. Please disclose the nature of Dr. Tran’s and Mr. Ramsey’s positions with International Western Oil.

RESPONSE: We have revised the biography of Dr. Tran to disclose that Dr. Tran is the Chairman of International Western Oil Corporation (“International Western Oil”) and we have revised the biography of Mr. Ramsey to disclose that Mr. Ramsey is the President and Chief Executive Officer of International Western Oil.

3.	It appears from the webpage available at http://www.iwpetro.com/index.php/corporate/leadership that Dr. Tran, Mr. Ramsey, and Dr. Ahmad serve similar positions with International Western Petroleum Corporation. Please revise the biographies accordingly or advise. In addition, please disclose how Mr. Ramsey allocates his time between the registrant and the companies affiliated with International Western Oil. In that regard, we note your disclosure at page 27 that Mr. Ramsey devotes about 60 hours per week to your affairs.

RESPONSE: The correct website for the registrant is www.iwpetroleum.com. For our leadership section, please refer to http://www.iwpetroleum.com/index.php/corporate/leadership. International Western Petroleum Corporation has had no direct business activity since its inception. Rather, as discussed in response to comment number 2, Dr. Tran, Mr. Ramsey, and Dr. Ahmad serve in similar positions with the registrant and with International Western Oil. At the moment Mr. Ramsey allocates approximately 70% of his total time to the registrant and approximately 30% to International Western Oil. Mr. Ramsey plans to dedicate 100% of his time to the registrant after the registrant becomes a publicly trading company. We have revised the disclosure on page 27 as well as in Mr. Ramsey’s biography to reflect Mr. Ramsey’s time allocation.

2

H. Roger Schwall

Securities and Exchange Commission

November 17, 2014

4.	We note your new disclosure describing your management team’s involvement with International Western Oil, and your new disclosure on page 32 that International Western Oil “provides data and related services with regard to [your] Bend Arch Lion development project.” The webpage available at http://iwoil.com/exploration.php?acode=3 lists four of International Western Oil’s projects in the Bend Arch formation, and three of these four projects appear to be identical or similar to the projects you describe as your prospective projects on page 27. Please revise to clarify any material affiliation among the registrant and the other companies led by your management. In addition, please advise as to the relationship between International Western Oil Corporation and International Western Resources Corporation.

RESPONSE: Three of the projects listed on International Western Oil’s website – the Bend Arch Lion, the Bend Arch Henry, and the Bend Arch North Anderson projects – are identical to the exploration projects that the registrant is working on. International Western Oil is licensed by the Texas RRC as an operator and has been feeding data and been serving as a consultant related to explorations and acquisitions to the registrant for those listed projects. There are no formal agreements among the registrant and International Western Oil. We have revised our registration statement in multiple places to reflect this information.

International Western Resources (“IWR”) was a fully integrated oil company which owned International Western Oil in the past. IWR was dissolved in the early 1980’s due to the oil economy recession in those years. International Western Oil mentions that relationship on its website for the sake of showing the history of International Western Oil. International Western Oil was re-activated in 2011 by Mr. Ramsey in order for him to enter the oil and gas business independently as an entrepreneur.

5.	Please revise your filing to identify the name of the “Asia-based Joint Venture” for which Dr. Tran served as President from 2009 – 2011.

RESPONSE: We have revised our filing to reflect that Dr. Tran was President of Brean Murray Carret Procap Limited from 2007 to 2008.

6.	Please revise to disclose the name of the corporation or other organization in which Mr. Ramsey participated from 2009 to 2011 in drilling, testing, and completing over 100 vertical and horizontal wells. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE: We have revised Mr. Ramsey’s biography to disclose the name of the corporations or other organizations in which Mr. Ramsey participated from 2007 to 2011 in drilling, testing, and completing over 100 vertical and horizontal wells.

Transactions with Related Persons, Promoters and Certain Control Persons and Director Independence, page 32

Transactions with Related Persons, page 32

7.	We note your disclosure regarding pre-acquisition costs paid to International Western Oil. Please revise to disclose the terms of your arrangement with International Western Oil.

RESPONSE: We have revised to disclose the following:

International Western Oil, for which our management serves in similar positions, is licensed by the Texas RRC as an operator and has been feeding data and been serving as a consultant related to explorations and acquisitions to us with regard to the Bend Arch Lion, Bend Arch Henry, and Bend Arch North Anderson projects. There is no formal material affiliation among the Company and International Western Oil. Rather, once the Company becomes a publicly trading company, International Western Oil will serve as a Texas-licensed oil and gas operator and on-site consultant for the Company to provide the Company with full geology reports, on-site survey work, reserve analysis and additional geology consulting work on a as-needed basis.

3

H. Roger Schwall

Securities and Exchange Commission

November 17, 2014

Recent Sales of Unregistered Securities, page 34

8.	We note your disclosure at page 34 that you relied on Rule 506 in connection with your offering in May 2014. However, we also note that it does not appear that you filed a Form D. Please advise.

RESPONSE: We filed our Form D on September 30, 2014.

 The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

International Western Petroleum, Inc.

By:	/s/ Ross Henry Ramsey
Name: Ross Henry Ramsey
Title: Chief Executive Officer

4